UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

GOLD RESERVE INC.
(Name of Issuer)

Class A Common Shares, no par value per share
(Title of Class of Securities)

38068N108
(CUSIP Number)

Alexander Singh
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
(647) 724-8900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

   May 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 38068N108	Page 2 of 10 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	11,384,509(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	11,384,509(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,384,509(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 18.5%
14.	Type of Reporting Person: CO, F1

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D

CUSIP No.: 38068N108	Page 3 of 10 Pages
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	None
	8.	Shared Voting Power	11,384,509(1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	11,384,509(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,384,509(1)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (9) 18.5%
14.	Type of Reporting Person: IN, HC

(1)  This amount includes an amount of Shares that the Reporting Person may be entitled to obtain upon the conversion of convertible bonds.

SCHEDULE 13D

Page 4 of 10 Pages

This Amendment No. 8 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on September 25, 2009 (the “Initial Schedule 13D”), Amendment No. 1 to the Schedule 13D filed on October 20, 2009 (“Amendment No. 1 to the Schedule 13D”), Amendment No. 2 to the Schedule 13D filed on November 4, 2009 (“Amendment No. 2 to the Schedule 13D”), Amendment No. 3 to the Schedule 13D filed on January 11, 2010 (“Amendment No. 3 to the Schedule 13D”), Amendment No. 4 to the Schedule 13D filed on February 1, 2010 (“Amendment No. 4 to the Schedule 13D”), and Amendment No. 5 to the Schedule 13D filed on March 16, 2010 (“Amendment No. 5 to the Schedule 13D”), and Amendment No. 6 to the Schedule 13D filed on April 19, 2010 ("Amendment No. 6 to the Schedule 13D"), and Amendment No. 7 to the Schedule 13D filed on June 30, 2011 ("Amendment No. 7 to the Schedule 13D"). Except as set forth below, all Items of the Initial Schedule 13D, Amendment No. 1 to the Schedule 13D, Amendment No. 2 to the Schedule 13D, Amendment No. 3 to the Schedule 13D , Amendment No. 4 to the Schedule 13D, Amendment No. 5 to the Schedule 13D, Amendment No. 6 to the Schedule 13D and Amendment No. 7 to the Schedule 13D  remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On May 30, 2012, the Issuer announced it entered into a definitive agreement (the “Restructuring Agreement”) with the three largest holders (the “Large Holders”) of its 5.50% Senior Subordinated Convertible Notes due 2022 (the “Bonds”), one of which includes the Reporting Persons, in connection with the proposed restructuring of the Bonds (the “Proposed Restructuring”).  The Proposed Restructuring is subject to shareholder approval and to such consents as may be required under the indenture governing the Bonds.  All of the Bonds owned by the Reporting Persons will be restructured under the Proposed Restructuring.

Under the Proposed Restructuring, the Issuer will restructure its Bonds with a combination of cash, Shares, new terms for the remaining balance of the Bonds and a contingent value right.  The full terms of the Proposed Restructuring, including the contingent value right and a summary of the amended terms of the Bonds, as well as an alternate transaction involving a short term deferral of the Large Holders put right and amended Bond terms in the event shareholders do not approve the Proposed Restructuring, are set forth in the Restructuring Agreement, a copy of which was filed as Exhibit 99.1 to the Issuer’s Report on Form 6-K filed May 31, 2012 and is incorporated by reference herein.  In addition, the material terms of the Proposed Restructuring and other relevant information concerning the Restructuring Agreement are described in the Issuer’s Proxy Statement/Information Circular dated May 28, 2012 sent to shareholders in connection with the Issuer’s annual and special meeting scheduled to be held on June 27, 2012 to consider and approve, among other things, the Proposed Restructuring.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Power of Attorney
Exhibit C:	Subordinated Note Restructuring Agreement, dated May 25, 2012 (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed May 31, 2012)

Page 5 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland

June 8, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Shares of Gold Reserve Inc., dated as of June 8, 2012 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

WEST FACE CAPITAL INC.

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Alexander Singh
Name:	Alexander Singh
Title:	Attorney-in-fact for Gregory A. Boland

June 8, 2012

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Gregory A. Boland, hereby make, constitute and appoint Alexander Singh, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Chief Executive Officer of West Face Capital Inc., a Canadian company, and a director of West Face (Cayman 2) Inc., a Cayman Islands company, and each of the affiliates or entities advised or controlled by me, West Face Capital Inc., or West Face (Cayman 2) Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 23rd day of September 2011.

/s/ Gregory A. Boland
Gregory A. Boland